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                                                                      EXHIBIT 99

                                 HBO & COMPANY
                           301 PERIMETER CENTER NORTH
                             ATLANTA, GEORGIA 30346
                            AS OF SEPTEMBER 23, 1996

Mr. Thomas R. Owens
c/o GMIS Inc.
5 Country View Road
Malvern, Pennsylvania 19355
Dear Mr. Owens:

    In connection with the Agreement of Merger (the "Merger Agreement"), dated as of even date herewith, among GMIS Inc. ("GMIS"), HBO & Company ("HBOC") and HBO & Company of Georgia ("HBOG"), this letter confirms the agreement of HBOC, HBOG, you and Mr. Thomas L. Simpson to the following:

    1. HBOG agrees to provide you with severance protection wherein if your employment with HBOG is terminated without cause by HBOG within five (5) years subsequent to the Merger, HBOG will continue to pay your salary on a semi-monthly basis for the remaining portion of such five-year term. The term "terminated without cause" shall mean termination of your employment by HBOG for reasons other than misconduct involving fraud, conviction, and the exhaustion of all appeals in respect thereof, of a felony or a misdemeanor involving moral turpitude or breach of the agreement regarding non-competition, confidentiality and inventions to be entered into by you pursuant to Section 6.11 of the Merger Agreement ("Non-Compete Agreement"). Such severance protection will be further conditioned on you not competing with HBOG during the two-year period succeeding termination of employment in contravention of the terms of the Non-Compete Agreement, and thereafter by not competing with HBOG by working for, consulting with, or otherwise participating (including, without limitation, by ownership (other than solely by virtue of owning one percent (1%) or less of the outstanding capital stock of a corporation whose shares are traded on a national or regional securities exchange or the over-the-counter market)) in the business of those competitors of HBOG set forth on Exhibit A hereto. This agreement is subject to you and HBOG (prior to or as of Closing) entering into an agreement as to the foregoing in a form reasonably acceptable to HBOG. Your salary for purposes of severance protection will be $275,000 per annum. HBOG further agrees that you will be eligible for a bonus for calendar year 1996 in accordance with the terms and conditions of the GMIS bonus plan as it exists on the date hereof.
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AS OF SEPTEMBER 23, 1996
PAGE 2

    2. HBOG further agrees to provide Mr. Thomas L. Simpson, Chief Operating Officer of GMIS, with severance protection in the same manner as to be provided you as outlined in the paragraph 1, although the period of severance protection shall be eighteen months, and salary for purposes of severance protection will be $250,000 per annum.

    3. The foregoing agreements are being made to induce each of you and Mr. Simpson to accept employment with HBOG upon closing of the Merger.

    4. The agreements contained in this letter are conditioned upon and shall be effective upon closing of the Merger. Should the Merger not be consummated for any reason, such agreements will terminate and have no effect.

                                             Sincerely,
                                          HBO & COMPANY
                                          HBO & COMPANY OF GEORGIA
                                          Jay P. Gilbertson
                                          Senior Vice President

Agreed to:
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Thomas R. Owens
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Thomas L. Simpson